HSBC USA INC. Reverse Convertible Notes
Filed Pursuant to Rule 433
Registration No. 333-133007
March 27, 2008

FREE WRITING PROSPECTUS
(To the Prospectus dated April 5, 2006,
the Prospectus Supplement dated October 12, 2007,
the Prospectus Addendum dated December 12, 2007, and
the Product Supplement dated October 23, 2007)

Terms used in this free writing prospectus are described or defined in the product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and the prospectus. The notes are not principal protected, and you may lose some or all of your principal.

The purchaser of a note will acquire a security linked to a single reference asset. Although the offering relates to the reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the related notes. The following key terms relate to this notes offering:

• Principal Amount: $1,000.00 per note
• Offering Period End Date: [March 27, 2008 at 4:00 pm, New York City time]
• Initial Public Offering Price: $1,000.00 per note (100 percent)
• Initial Valuation Date: March 27, 2008
• Issue Date: March 31, 2008
• Interest Payment Dates: The last calendar day of each month following the issue date (or if such day is not a business day, the following business day), commencing on April 30, 2008 and ending on, and including, the maturity date.
• Observation Period: The period from, but excluding, the initial valuation date to, and including, the final valuation date
• Initial Price: The closing price (as defined herein) of the reference asset on the initial valuation date.

• Barrier Price: The product of the barrier level multiplied by the initial price.
• Final Price: The closing price of the reference asset on the final valuation date.
• Share Price: With respect to one share of the reference asset at any time during the regular trading session on any scheduled trading day during the observation period (including at the close of such trading day, without regard to pre-open or after hours trading outside of such regular trading session), the most recently reported sale price, regular way, at such time on the relevant exchange, as determined by the calculation agent.
• Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

REFERENCE ASSET/ REFERENCE ISSUER (TICKER)	INTEREST RATE (PER ANNUM)	BARRIER LEVEL	ISSUE AMOUNT	PHYSICAL DELIVERY AMOUNT (1)	AGENT’S DISCOUNT OR COMMISSION / TOTAL (2)	PROCEEDS TO US PER NOTE / TOTAL	CUSIP / ISIN	FINAL VALUATION DATE(3)	MATURITY DATE(4)
THE WESTERN UNION COMPANY (WU)	10.21%	70.00%	TBD	TBD	TBD	TBD	4042K0MC6 / [●]	March 26, 2009	March 31, 2009
(1) The physical delivery amount will be determined by the calculation agent on the initial valuation date by dividing the principal amount of each note by the initial price of the reference asset. Any fractional shares will be paid in cash.
(2) Agent's discount may vary but will be no more than the amount listed in “Agent's Discount or Commission / Total,” above.
(3) The final valuation date is subject to adjustment as described in the product supplement.
(4) Expected. The maturity date will be 3 business days after the final valuation date and is subject to adjustment as described in the product supplement.

See “Risk Factors” in this free writing prospectus beginning on page FWP-2, in the product supplement beginning on page PS-3 and in the prospectus supplement beginning on page S-3 for a description of risks relating to an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

HSBC SECURITIES (USA) INC. March 27, 2008

GENERAL TERMS

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum dated December 12, 2007 and the product supplement dated October 23, 2007. You should carefully consider, among other things, the matters set forth in ”Risk Factors” beginning on page FWP-2 of this document, PS-3 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus supplement, prospectus addendum and product supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, prospectus addendum and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc., the agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, prospectus addendum and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420407055751/v091073_424b2.htm

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

•	the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

RISK FACTORS

The following highlights some, but not all, of the risk considerations relevant to investing in a note. Investing in the notes is not equivalent to investing directly in the reference asset. We urge you to read the section “Risk Factors” beginning on page PS-3 of the product supplement and page S-3 of the prospectus supplement. As you review ”Risk Factors” in the prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”

•	"— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset"

1.	The notes are not principal protected and you may lose some or all of your principal.

The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest if both of the following are true: (a) the share price of the reference asset is below the barrier price on any day during the observation period and (b) the final price of the reference asset is lower than the initial price of the reference asset. A USD 1,000 investment in the notes will pay USD 1,000 at maturity if, and only if, either of the following is true: (a) the final price of the reference asset is equal to or greater than the initial price of the reference asset or (b) the share price of the reference asset never falls below the barrier price on any day during the observation period. If you receive the physical delivery amount at maturity, the market value of the shares of the reference asset you receive per note will be less than the principal amount of your note and may be zero. Accordingly, you may lose the entire principal amount of each note you purchase. We cannot predict the final price of the reference asset on the final valuation date.

2.	You will not participate in any appreciation in the value of the reference asset.

You will not participate in any appreciation in the value of the reference asset. If the final price of the reference asset is greater than the initial price, the sum of any interest payments you receive during the term of the notes and the principal payment you receive at maturity will not reflect the performance of the reference asset. Under no circumstances, regardless of the extent to which the value of the reference asset appreciates, will your return exceed the interest rate specified on the front cover page. Therefore, you may earn significantly less by investing in the notes than you would have earned by investing directly in the reference asset.

3.	Because the tax treatment of the notes is uncertain, the material U.S. federal income tax consequences of an investment in the notes are uncertain.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of your note. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under ”Certain U.S. Federal Income Tax Considerations” beginning on page FWP-3 of this free writing prospectus and ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit” in the prospectus supplement.

Please note that the prospectus, prospectus supplement, prospectus addendum, product supplement and this free writing prospectus do not describe all the risks of an investment in the notes. We urge you to consult your own financial and legal advisors as to the risks entailed by an investment in the notes.

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4.	The share price is based on intra-day levels of the reference asset, not only closing prices of the reference asset.

The share price, which is used to determine whether the barrier price has been breached, is based on intra-day prices of the reference asset, not only closing prices of the reference asset. Therefore, because the intra-day low prices may be less than or equal to the closing prices, it is more likely that the barrier price will be breached than if the share price were based solely on closing prices of the reference asset. Thus, because you will receive the physical delivery amount at maturity if (a) the share price of the reference asset is below the barrier price on any day during the observation period and (b) the final price of the reference asset is lower than the initial price, it is more likely that you will receive the physical delivery amount at maturity than if the share price were based solely on closing prices of the reference asset.

5.	There is a limited amount of historical data on the reference asset

According to publicly available information, the common stock of THE WESTERN UNION COMPANY commenced trading on September 20, 2006. As a result, there is a limited amount of historical data that can be provided for the common stock of THE WESTERN UNION COMPANY. For more information on THE WESTERN UNION COMPANY, note purchasers can access the website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by the reference issuer can be located by reference to the SEC file number specified in the description of the reference asset below.

SUMMARY

Principal Payment at Maturity

Your payment at maturity for each note you hold will depend on the performance of the reference asset between the initial valuation date and the final valuation date, inclusive. For each note, you will receive the physical delivery amount if both of the following are true: (a) the share price of the reference asset is below the barrier price on any day during the observation period and (b) the final price of the reference asset is lower than the initial price of the reference asset. A USD1,000 investment in the notes will pay USD1,000 at maturity if, and only if, either of the following is true: (a) the final price of the reference asset is equal to or greater than the initial price of the reference asset or (b) the share price of the reference asset never falls below the barrier price on any day during the observation period. If you receive the physical delivery amount at maturity, the market value of the shares of the reference asset you receive per note will be less than the principal amount of your note and may be zero. Accordingly, you may lose the entire principal amount of each note you purchase. Under some circumstances to be determined by and at the sole option of HSBC USA Inc., we may pay investors, in lieu of the physical delivery amount, the cash equivalent of such shares with a per share price equal to the final price. However, we currently expect to deliver the physical delivery amount and not cash in lieu of the physical delivery amount in the event the conditions described above occur.

As described in the product supplement, on any scheduled trading day on which the value of the reference asset must be calculated by the calculation agent, (i) if the relevant exchange is the NASDAQ Stock Market (“NASDAQ”), the closing price of the reference asset will be the NASDAQ official closing price (NOCP) or (ii) if the NASDAQ is not the relevant exchange, the closing price of the reference asset will be the official closing price of the relevant exchange, in each case as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If the reference asset is not listed or traded as described above for any reason other than a market disruption event, then the closing price for the reference asset on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for the reference asset obtained from as many dealers in the reference asset selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

To the extent a market disruption event exists on a day on which the final price is to be determined, the closing price of the reference asset will be determined on the first following scheduled trading day on which a market disruption event does not exist with respect to the reference asset; provided that if a market disruption event exists on five consecutive scheduled trading days, that fifth scheduled trading day shall be the final valuation date, and the calculation agent shall determine the final price on such date. The term “market disruption event” is described and defined in the product supplement.

In the event that the maturity date is postponed or extended as described under ”Specific Terms of the Notes — Maturity Date” in the product supplement, the related payment of principal will be made on the postponed or extended maturity date.

You may lose some or all of your principal if you invest in the notes.

Physical Delivery Amount

If the payment at maturity is in physical shares of the reference asset, you will receive a number of shares referred to as the ”physical delivery amount” (with any fractional shares to be paid in cash). The physical delivery amount will be calculated by the calculation agent by dividing the principal amount of each note by the initial price of the reference asset. The physical delivery amount, the initial price of the reference asset and other amounts may change due to corporate actions.

Interest

The notes will pay interest at the interest rate specified on the front cover of this free writing prospectus, and interest payment(s) will be made on the interest payment date(s) specified on the front cover of this free writing prospectus. However, to the extent applicable, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months, on an unadjusted basis. For more information, see ”Description of the Notes — Fixed Rate Notes” in the prospectus supplement.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one reasonable approach, each note should be treated for federal income tax purposes as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at the maturity date for an amount equal to the Deposit (as defined below), or (2) “cash settle” the Put Option (i.e., require you to pay us at the maturity date the difference between the Deposit and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the principal amount you invested (the “Deposit”) to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit.“ We intend to treat the notes consistent with this approach. However, other reasonable approaches are possible. Pursuant to the terms of the notes, you agree to treat the notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Short-Term Debt Instruments” in the prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations. However, because under certain circumstances notes with an initial maturity of one year may be outstanding for more than one year, it is possible that the Deposits associated with these notes may not be treated as short-term obligations. In that event, notes with an initial maturity of one year would be described in “Certain U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes - Payments of Interest” in the prospectus supplement.

The description below of the reference asset includes a chart that indicates the yield on the Deposit and the Put Premium, as described in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income on the notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

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REFERENCE ISSUER AND REFERENCE ASSET INFORMATION

All information on the reference asset and the reference issuer is derived from publicly available information. Companies with securities registered under the Securities Exchange Act of 1934 (the ”Exchange Act”) are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a reference asset can be located by reference to the SEC file number specified in the description of the reference asset below. We make no representation that these publicly available documents are accurate or complete. For more information, we urge you to read the section ”Information Regarding the Reference Asset and the Reference Asset Issuer” in the product supplement.

Historical Performance of the Reference Asset

The description below of the reference asset includes a table that sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the primary exchange, of the reference asset for each quarter in the period from January 1, 2005 through December 31, 2007 and for the period from January 2, 2008 through March 26, 2008. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in USD and rounded to the nearest penny. Historical prices of the reference asset should not be taken as an indication of future performance of the reference asset.

HYPOTHETICAL EXAMPLES
The description below of the reference asset includes a table of hypothetical returns that is based on the assumptions outlined for the reference asset. The table illustrates the hypothetical returns you would have earned from (i) a USD 1,000 investment in the notes compared to (ii) a direct investment in the reference asset (prior to the deduction of any applicable brokerage fees or charges). The hypothetical returns are rounded to the hundredth decimal place. The following is a general description of how the hypothetical returns in the table were determined:

• If the final price of the reference asset is lower than the initial price of the reference asset and the share price of the reference asset was below the barrier price on any day during the observation period, you would receive the physical delivery amount (with any fractional shares to be paid in cash);
• If the final price of the reference asset is greater than or equal to the initial price of the reference asset, you would receive USD 1,000 at maturity, regardless of whether the share price of the reference asset was below the barrier price on any day during the observation period; or
• If the final price of the reference asset is lower than the initial price of the reference asset but the share price of the reference asset was never below the barrier price on any day during the observation period, you would receive USD 1,000 at maturity.

The table of hypothetical returns is provided for illustration purposes only and is hypothetical. The table does not purport to be representative of every possible scenario concerning increases or decreases in the price of the reference asset and the payment at maturity of the notes. We cannot predict the final price of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. In addition, the examples assume that the reference asset has no dividend yield. You should not take these examples as an indication or assurance of the expected performance of the reference asset.

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THE WESTERN UNION COMPANY (WU)

Description of THE WESTERN UNION COMPANY

According to publicly available information, THE WESTERN UNION COMPANY (“Western Union”) provides a range of money transfer and bill payment services worldwide. Western Union offers various consumer-to-consumer money transfer services, primarily through a network of third-party agents using multi-currency and real-time money transfer processing systems. Western Union’s consumer-to-consumer money transfer services primarily include walk-in money transfer service, online money transfer service, telephone money transfer service, cash to card service, and home delivery service. Western Union also provides a range of consumer-to-business payment services, which include processing electronic and cash payments to various organizations that receive consumer payments, including utilities, auto finance companies, mortgage servicers, financial service providers, and governmental agencies.

The common stock of Western Union commenced trading in the third quarter of 2006 on the relevant exchange; therefore, the historical prices for common stock of Blackstone commenced in and started from the third quarter of 2007.

Western Union’s SEC file number is 001-32903.

Historical Performance of Western Union

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	N/A	N/A	N/A
June 30, 2005	N/A	N/A	N/A
September 30, 2005	N/A	N/A	N/A
December 30, 2005	N/A	N/A	N/A
March 31, 2006	N/A	N/A	N/A
June 30, 2006	N/A	N/A	N/A
September 29, 2006	20.00	16.85	19.13
December 29, 2006	24.14	18.37	22.42
March 30, 2007	23.56	20.74	21.95
June 29, 2007	23.48	20.20	20.83
September 28, 2007	21.69	17.96	20.97
December 31, 2007	24.83	18.33	24.28
January 2, 2008 through March 26, 2008	24.24	19.25	21.18

Deposit and Put Premium

As described in the prospectus supplement under ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 10.21 per cent per annum interest rate on the notes among interest on the Deposit and Put Premium, [●] per cent constitutes interest on the Deposit and [●] per cent constitutes Put Premium.

Offering Information

The table below demonstrates hypothetical returns at maturity based on the assumptions outlined below. The hypothetical returns are rounded to the nearest hundredth decimal place. See “Hypothetical Examples” above for more information.

Reference Asset:	Western Union
Initial Price:	USD[●]
Barrier Level:	70.00%
Interest Rate:	10.21 per cent per annum
Physical Delivery Amount:	[●] shares (fractional shares paid in cash)
Term of Notes:	12 months
Reinvestment Rate for Note Interest:	0 per cent

Table of Hypothetical Returns

FINAL PRICE (% CHANGE)		INVESTMENT IN THE NOTES		INVESTMENT IN THE REFERENCE ASSET
+	100%	10.21%		100.00%
+	90%	10.21%		90.00%
+	80%	10.21%		80.00%
+	70%	10.21%		70.00%
+	60%	10.21%		60.00%
+	50%	10.21%		50.00%
+	40%	10.21%		40.00%
+	30%	10.21%		30.00%
+	20%	10.21%		20.00%
+	10%	10.21%		10.00%
	0%	10.21%		0.00%
		Barrier Price Ever Breached?
		YES	NO
-	10%	-9.79%	10.21%	-10.00%
-	20%	-19.79%	10.21%	-20.00%
-	30%	-29.79%	10.21%	-30.00%
-	40%	-39.79%	N/A	-40.00%
-	50%	-49.79%	N/A	-50.00%
-	60%	-59.79%	N/A	-60.00%
-	70%	-69.79%	N/A	-70.00%
-	80%	-79.79%	N/A	-80.00%
-	90%	-89.79%	N/A	-90.00%
-	100%	-99.79%	N/A	-100.00%

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